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                        [Letterhead of Coinstar, Inc.]

                                August 22, 2001


Securities and Exchange Commission
Judiciary Plaza 450 Fifth Street, N.W.
Washington, D.C. 20549


     Re:  Registrant: Coinstar, Inc. Registration Statement on Form S-3 (File
          No.: 333-67700) Accession Number: 0001032210-01-501064, Filing Date:
          August 16, 2001

Dear Ladies and Gentlemen:

     Reference is hereby made to the Registration Statement on Form S-3 referred to above filed by the Registrant with the Securities and Exchange Commission on August 16, 2001. It has come to our attention that the delaying amendment required pursuant to Rule 473 of the Securities Act of 1933 contained an error. Accordingly, the Registrant hereby amends the facing page of such Registration Statement to replace the existing delaying amendment and replacing it with the following provision:

     "The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

                                   COINSTAR, INC.


                                   /s/ Diane L. Renihan


                                   Diane L. Renihan
                                   Chief Financial Officer


cc:  David Ritenour